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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Tiger X Medical, Inc.
 (Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

18682E304
 (CUSIP Number)

Eric Honick, Esq.
McLaughlin & Stern, LLP
260 Madison Avenue
New York, New York 10016
(212) 488-1100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2011
 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (g) or (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	18682E304

1		NAMES OF REPORTING PERSONS Mikhail Kvitnitsky

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

None.

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		None (Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None (Item 5)

WITH	10	SHARED DISPOSITIVE POWER

None

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None (Item 5)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14		TYPE OF REPORTING PERSON

IN

This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on September 8, 2008 by Mikhail Kvitnitsky ("Reporting Person") with respect to shares of common stock of Tiger X Medical, Inc. f/k/a clickNsettle.com.

Item 1. Security and Issuer

Item 1 is hereby amended, in pertinent part, as follows:

This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Tiger X Medical, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 7625 Hayvenhurst Avenue, Suite #49, Van Nuys, California 91406.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended, in pertinent part, as follows:
(a), (b) (c)

On July 1, 2011, the Reporting Person disposed of 28,916,654 shares of the Issuer's Common Stock for $2,024,165.78, or $0.07 per share, comprising all of his shares of the Issuer's Common Stock, pursuant to a private sale. Accordingly, as of the date of the filing of this statement, the Reporting Person no longer beneficially owns any shares of the Issuer's Common Stock.

(e)	The Reporting Person ceased to be a beneficial owner of 5% or more of the Issuer's Common Stock on July 1, 2011.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2011	/s/ Mikhail Kvitnitsky
Mikhail Kvitnitsky